SECURI 06005697 ON

RECEIVED
MAY 3 0 2006
213
SEC MAIL PROCESSING SECTION WASH. D.C.

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45259 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOWARD WEIL INCORPORATED

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 POYDRAS STREET , SUITE 3500
(No. and Street)

NEW ORLEANS, LOUISIANA 70163
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES M. JONES III 504-582-2841
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUSHNER LAGRAIZE, LLC
(Name – *if individual, state last, first, middle name*)

3330 WEST ESPLANADE AVENUE, SUITE 100 METAIRIE, LOUISIANA 70002
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JEFFERSON G. PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOWARD WEIL INCORPORATED, as of MARCH, 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public (# 02939)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HOWARD WEIL INCORPORATED

## FINANCIAL STATEMENTS
## SUPPLEMENTAL SCHEDULES
## REPORT ON INTERNAL CONTROL

*March 31, 2006*

## *HOWARD WEIL INCORPORATED*

*TABLE OF CONTENTS*

*March 31, 2006*

***PAGE***

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR, CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

# REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Howard Weil Incorporated

We have audited the accompanying statement of financial condition of Howard Weil Incorporated, as of March 31, 2006, and the related statements of income, changes in stockholder's equity, cash flows, and changes in subordinated borrowings for the year ended March 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Howard Weil Incorporated, as of March 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 16-17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kushner LaGraize, LLC

Metairie, Louisiana
May 12, 2006

SUITE 100 3330 WEST ESPLANADE AVENUE METAIRIE, LOUISIANA 70002 (504) 838-9991 FAX (504) 833-7971
info@kl-cpa.com • www.kl-cpa.com

## *HOWARD WEIL INCORPORATED*

*STATEMENT OF FINANCIAL CONDITION*

*March 31, 2006*

### ASSETS

| | |
|---|---|
| Cash | $ 8,453,571 |
| Deposit with clearing organization | 100,595 |
| Commissions receivable | 1,585,713 |
| Accounts receivable - related party | 120,678 |
| Accounts receivable - other | 19,350 |
| Equipment and leasehold improvements, net | 76,068 |
| Prepaid expenses and other assets | 135,904 |
| Secured demand notes receivable | 2,130,871 |
| TOTAL ASSETS | $ 12,622,750 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable | $ 372,594 |
| Accrued compensation | 4,105,278 |
| Accrued expenses | 216,586 |
| Interest payable | 26,550 |
| Dividend payable | 337,678 |
| | 5,058,686 |
| COMMITMENTS | |
| SUBORDINATED BORROWINGS | 2,700,000 |
| STOCKHOLDER'S EQUITY | |
| Common stock, no par value, authorized 5,000 shares; issued and outstanding 100 shares | 200,000 |
| Additional paid-in capital | 3,022,963 |
| Retained earnings | 1,641,101 |
| TOTAL STOCKHOLDER'S EQUITY | 4,864,064 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 12,622,750 |

*See Notes to Financial Statements.*

# *HOWARD WEIL INCORPORATED*

*STATEMENT OF INCOME*

*For the Year Ended March 31, 2006*

| | | |
|---|---|---|
| REVENUES | | |
| Commissions | $ | 24,180,492 |
| Investment banking | | 4,364,674 |
| Investment fees | | 20,482 |
| Interest income, net of interest expense of $195,260 | | 380,880 |
| Other | | 35,911 |
| TOTAL REVENUES | | 28,982,439 |
| EXPENSES | | |
| Compensation and benefits | | 17,999,049 |
| Communications and technology | | 1,366,413 |
| Occupancy | | 409,824 |
| Depreciation | | 46,331 |
| Floor brokerage and clearing fees | | 1,957,908 |
| Other | | 1,511,416 |
| TOTAL EXPENSES | | 23,290,941 |
| INCOME BEFORE INCOME TAX EXPENSE | | 5,691,498 |
| PROVISION FOR INCOME TAXES | | 1,433,071 |
| NET INCOME | $ | 4,258,427 |

*See Notes to Financial Statements.*

# HOWARD WEIL INCORPORATED

*STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY*
*For the Year Ended March 31, 2006*

| | Common Stock Voting No Par | Paid-In Capital | Retained Earnings | Stockholder's Equity |
|---|---|---|---|---|
| Balance at March 31, 2005 | $ 200,000 | $ 3,022,963 | $ 3,534,806 | $ 6,757,769 |
| Dividends paid -Legg Mason, Inc. (The former parent company) | - | - | (5,571,187) | (5,571,187) |
| Dividends paid - Poydras Capital, L.L.C. | - | - | (580,945) | (580,945) |
| Net income | - | - | 4,258,427 | 4,258,427 |
| Balance at March 31, 2006 | $ 200,000 | $ 3,022,963 | $ 1,641,101 | $ 4,864,064 |

*See Notes to Financial Statements.*

## *HOWARD WEIL INCORPORATED*

*STATEMENT OF CASH FLOWS*

*For the Year Ended March 31, 2006*

| | |
|---|---|
| CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES: | |
| Net income | $ 4,258,427 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 46,331 |
| Deferred income taxes | 118,827 |
| Net changes in operating assets and liabilities | |
| Cash segregated for regulatory purposes | 42,459 |
| Commissions receivable | 729,155 |
| Prepaid expenses and other assets | 98,811 |
| Accounts receivable | (140,028) |
| Accounts payable | 372,594 |
| Accrued compensation | 1,150,297 |
| Payable to Former Parent Company | (994,056) |
| Interest payable | 26,550 |
| Dividend payable | 337,678 |
| Accrued expenses | 7,347 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 6,054,392 |
| CASH FLOWS PROVIDED BY (USED IN ) INVESTING ACTIVITIES | |
| Purchase of equipment and leasehold improvements | (34,032) |
| NET CASH USED IN INVESTING ACTIVITIES | (34,032) |
| CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES | |
| Secured demand notes | (2,130,871) |
| Subordinated borrowings | 2,700,000 |
| Dividends paid | (6,152,132) |
| NET CASH USED IN FINANCING ACTIVITIES | (5,583,003) |
| NET INCREASE IN CASH | 437,357 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 8,116,809 |
| CASH AT END OF YEAR | $ 8,554,166 |

*See Notes to Financial Statements.*

# HOWARD WEIL INCORPORATED

*STATEMENT OF CASH FLOWS -Continued*
*For the Year Ended March 31, 2006*

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | | |
|---|---|---|
| Interest paid during the year | $ | 168,710 |
| Income taxes paid during the year | $ | 1,280,518 |

*See Notes to Financial Statements.*

# HOWARD WEIL INCORPORATED

*STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS*

*For the Year Ended March 31, 2006*

| | | |
|---|---|---|
| Subordinated borrowings at March 31, 2005 | $ | 0 |
| Increases: | | |
| Secured demand note collateral agreements | | 2,130,871 |
| Issuance of subordinated notes | | 6,669,129 |
| Decreases: | | |
| Payment of subordinated notes | | (6,100,000) |
| Subordinated borrowings at March 31, 2006 | $ | 2,700,000 |

*See Notes to Financial Statements.*

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### _Organization and Basis of Presentation_

Howard Weil Incorporated, a Maryland corporation, (the "Company") is a registered securities broker-dealer operating from offices in New Orleans, Louisiana and Houston, Texas. The Company was a wholly-owned subsidiary of Legg Mason, Inc. (the Former Parent Company) until December 1, 2005, when 100% of the common stock of the Company was purchased by certain members of Company management organized as Poydras Capital, L.L.C. (see Note 2). The Company provides securities brokerage, equity research and investment banking services, with an emphasis on all sectors in the energy industry.

### _Use of Estimates_

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

### _Cash and Cash Equivalents_

The Company considers all highly liquid investments with maturities of three months or less, when purchased, to be cash equivalents. At March 31, 2006, there were no cash equivalents.

### _Deposit with Clearing Organization_

A security deposit in the amount of $100,000 is required by the Company's third party broker/dealer, which acts as its clearing broker. This deposit is recorded at cost plus interest earned to date of $100,595 at March 31, 2006.

### _Fair Value of Financial Instruments_

All of the Company's financial assets and liabilities are carried at fair value or at amounts, which, because of their short-term nature, approximate current fair value.

### _Securities Transactions_

Commission revenues and related expenses for transactions with customers are recorded on a trade date basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

### *Investment Banking*

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is substantially completed under the terms of the engagement. Expenses related to security offerings in which the Company acts as principal or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses.

### *Depreciation and Amortization*

Equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization of $419,019 at March 31, 2006. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, which ranges from three to eight years. Leasehold improvements are amortized using the straight-line method over the remaining life of the lease. Maintenance and repair costs are expensed as incurred. Depreciation and amortization expense for the year ended March 31, 2006 was $46,331.

### *Stock-Based Compensation*

Certain Company employees participated in the Former Parent Company's stock-based compensation plans including stock options, employee stock purchase, and deferred compensation plans. All participation in such plans by Company employees ceased on December 1, 2005 in conjunction with the sale of 100% of the Company's stock (see Note 2).

In the prior fiscal year, the Company adopted the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," prospectively for all stock options granted and stock purchase plan transactions after April 1, 2003, using the Black-Scholes option pricing model. Under the prospective method allowed under SFAS No. 148, compensation expense and a corresponding liability to the Former Parent Company were recognized based on the fair value of stock options granted after April 1, 2003 over the applicable vesting period. Stock-based compensation expense recognized during the year ended March 31, 2006 was $103,872. All intercompany liabilities with the Former Parent Company regarding stock based compensation were settled in connection with the stock purchase agreement (see Note 2) on December 1, 2005.

NOTE 2 - STOCK PURCHASE/COMMITMENTS

On December 1, 2005, all of the Company's issued and outstanding stock was purchased by a group led by Company management and organized as Poydras Capital, L.L.C. (a Delaware Limited Liability Company). Citigroup, Inc. was the seller pursuant to their purchase of the stock from Legg Mason, Inc. (the Former Parent Company) on the same day. The purchase price included a substantial cash payment at closing and includes additional contingent payments, as defined, to be made based on rates ranging from 0% - 10% of gross revenues earned by the Company during calendar years 2006 through 2010. Certain provisions of the stock purchase agreement required Poydras Capital, L.L.C. to fund an escrow account with monthly deposits ranging from 6% to 10% of monthly earn-out revenues, as defined, of the Company beginning January, 2006 and continuing through December, 2010. The Company intends to pay monthly dividends to Poydras Capital, L.L.C. to fund the required deposits into the escrow agreement. As of March 31, 2006, the Company had declared $580,945 of dividends to Poydras Capital, L.L.C. with regard to funding the escrow account for the period January 1, 2006 through March 31, 2006.

NOTE 3 - RELATED PARTY TRANSACTIONS

At March 31, 2006, the Company has a balance of $120,678 due from its current parent, Poydras Capital, L.L.C. classified as accounts receivable - related party regarding payments made by the Company for professional fees associated with the stock purchase.

Legg Mason Wood Walker, Inc. ("LMWW"), a subsidiary of the Former Parent Company, and a registered broker-dealer, provided clearing and execution services to the Company pursuant to a Clearing Agreement between the parties which ended January 31, 2006. For the year ended March 31, 2006, the Company was charged $965,520 for such services. The Company subsequently entered into a clearing agreement with a third party broker for clearing and execution services.

LMWW also provided the Company with certain support services, including executive, legal, compliance, financial processing and reporting, regulatory reporting, tax, human resources and information technology and also acted as the disbursing agent for the Company in the payment of compensation costs and vendor invoices pursuant to an Administrative Services Agreement which was terminated January 31, 2006. During the year ended March 31, 2006, the Company was charged $250,000 for such services.

NOTE 4 - SUBORDINATED BORROWINGS

A subordinated agreement is a contract between a broker/dealer (the borrower) and an investor (the lender) pursuant to which the lender lends money and/or securities to the broker/dealer. The proceeds of this loan can be used by the broker/dealer almost entirely without restriction. The lender agrees that if the broker/dealer does not meet its contractual obligations, his/her claim against the broker/dealer will be subordinate to the claims of other parties, including claims for unpaid wages. Subordination agreements add to the firm's capital and thus strengthen its financial condition.

Subordinated Loans - the firm entered into several subordinated loan agreements with certain members of its stockholder. The subordinated loans outstanding at March 31, 2006 ($569,128) bear interest at 6% and are due on January 31, 2007 ($284,564) and January 31, 2009 ($284,564).

Secured Demand Notes (SDN) - a secured demand note is a promissory note in which the lender agrees to give cash to the broker/dealer on demand during the term of the SDN. This promissory note must be backed by collateral, generally the lender's securities. The lender retains his/her status as beneficial owner of the collateral, but the securities must be in the possession of the broker/dealer and registered in its name. As securities can fluctuate in value, the lender must maintain adequate collateral, so that when discounted according to a formula set forth by regulation, the value of the securities will be equal to or greater than the amount of the SDN. At March 31, 2006, the amount of secured demand notes outstanding and the collateral values were as follows:

| | Balance at 03/31/06 | Market Value of Collateral at 03/31/06 |
|---|---|---|
| Secured demand notes-maturing January 31, 2007 | $1,065,436 | $1,287,282 |
| Secured demand notes-maturing January 31, 2009 | 1,065,436 | 1,235,947 |

The secured demand note collateral agreements and subordinated loan agreements for equity capital have been approved by the National Association of Securities Dealers and are available in computing net capital under the Securities and Exchange Commissions Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - OFF BALANCE SHEET RISK

The Company had amounts on deposit in banks at March 31, 2006 which exceeded the respective $100,000 federally insured limits by $7,848,710.

NOTE 6 - LEASES

The Company leases office space in New Orleans and Houston under operating leases. Rent expense associated with these leases was $372,034 for the year ended March 31, 2006. The Company's future minimum lease commitments under these operating leases as of March 31, 2006 are as follows:

| Year Ending March 31, | Amount |
|---|---|
| 2007 | $ 346,078 |
| 2008 | 346,715 |
| 2009 | 367,723 |
| 2010 | 369,633 |
| 2011 | 314,443 |
| Thereafter | 297,941 |
| | $2,042,533 |

NOTE 7 - INCOME TAXES

For the period April 1, 2005 through November 30, 2005, the Company was included in the consolidated federal income tax return of the Former Parent Company and was taxed as a "C" corporation for income tax purposes. The Former Parent Company will also file separate state income tax returns for the Company for this period. The provision for income taxes was determined as if the Company filed separate tax returns, and the Company's allocable share of federal income taxes and its separate state income taxes for this period are recorded as a provision for income taxes. All income taxes due were settled with the Former Parent Company prior to the stock sale (see Note 2).

The provision for income taxes consists of:

| | |
|---|---|
| Federal | $ 1,147,883 |
| State | 285,188 |
| | $ 1,433,071 |
| | |
| Current | $ 1,314,244 |
| Deferred | 118,827 |
| | $ 1,433,071 |

NOTE 7 - INCOME TAXES - Continued

In prior years, deferred income taxes were recorded to recognize the expected future obligation or benefit of temporary differences between the tax basis and financial reporting basis of assets and liabilities based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to effect taxable income. At March 31, 2006, the Company had no deferred tax assets or liabilities.

The Company's effective income tax rate differs from the statutory federal tax rate primarily as a result of state income tax and non-deductible expenses, and to the Company's "S" corporation tax status for the period December 1, 2005 through March 31, 2006 as discussed below.

Effective December 1, 2005, the Company elected to be a qualified Subchapter "S" subsidiary of its new parent, Poydras Capital, L.L.C., (see Note 2) which had previously elected to be taxed as an "S" corporation. Under these provisions, the Company does not pay federal and state income taxes on its taxable income. Instead, the members of Poydras Capital, L.L.C. are liable for federal and state income taxes on their respective shares of the Company's taxable income.

NOTE 8 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined.

Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital, as defined, would fall below specified levels. At March 31, 2006, the Company had net capital, as defined, of $7,200,605, which exceeded required net capital by $6,863,360.

The Company is exempt from the requirements of the SEC's Customer Protection Rule ("Rule 15c3-3") pursuant to Section (k)(2)(ii) of Rule 15c3-3 since the Company cleared all transactions with and for customers on a fully disclosed basis with LMWW through January 31, 2006 and with a third party broker thereafter.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company's employees were covered by certain defined contribution plans sponsored by the Former Parent Company through December 31, 2005. Expenses under these plans totaled $339,871.

NOTE 9 - EMPLOYEE BENEFIT PLANS - Continued

Effective January 10, 2006, the Company began offering a new defined contribution 401(k) profit-sharing plan. The plan covers substantially all employees who are at least 21 years of age. Participant contributions are based on compensation and the employer matches 50% of employee contributions up to a maximum of $3,000. The Company recognized $41,049 of expenses in the year ended March 31, 2006 with regard to this plan.

NOTE 10 - SUBSEQUENT EVENT

On April 4, 2006, the Company borrowed $3,000,000 from a bank for the purpose of temporarily improving the Company's regulatory capital position. The loan was unsecured and interest accrued at 7.0% with a maturity date of May 18, 2006.

## *SUPPLEMENTAL SCHEDULES*

## *HOWARD WEIL INCORPORATED*

*Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of March 31, 2006*

| | | |
|---|---|---|
| Total capital and allowable subordinated liabilities | | $ 7,564,064 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Equipment and leasehold improvements | | 76,068 |
| Prepaid expenses and other assets | | 264,877 |
| Total Non-Allowable Assets | | (340,945) |
| Net capital before haircuts on securities positions | | 7,223,119 |
| Haircuts on security positions | | (22,514) |
| NET CAPITAL | | $ 7,200,605 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS: | | |
| Total aggregate indebtedness | $5,058,686 | |
| Net capital required (6 2/3 of aggregate indebtedness) | 337,245 | |
| Statutory minimum net capital requirement | 100,000 | |
| Net capital requirement (greater of computed or statutory amount) | | $ 337,245 |
| Excess net capital | | 6,863,360 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | | $ 6,694,736 |
| Percentage of aggregate indebtedness to net capital | | 70.3% |

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Howard Weil Incorporated and included in the Company's unaudited Part II FOCUS filing, as amended, as of the same date.

## ***HOWARD WEIL INCORPORATED***

*COMPUTATION OF DETERMINATION FOR RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION*

*As of March 31, 2006*

The Company is not required to file the above schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

# *OTHER INFORMATION*

Kushner LaGraize, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

S. DAVID KUSHNER, CPA, CrFA*
WILSON A. LaGRAIZE, JR, CPA, CrFA
ERNEST G. GELPI, CPA, CGFM
CRAIG M. FABACHER, CPA
DOUGLAS W. FINEGAN, CPA, CVA
MARY ANNE GARCIA, CPA
*A Professional Accounting Corporation

Members
American Institute of CPA's
Society of Louisiana CPA's

# REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Howard Weil Incorporated:

In planning and performing our audit of the financial statements and supplemental schedules of Howard Weil Incorporated (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3; and

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to

assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Incorporated, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Metairie, Louisiana
May 12, 2006